Exhibit 4.1

DESCRIPTION OF THE COMPANY’S SECURITIES REGISTERED PURSUANT TO SECTION 12
OF THE SECURITIES EXCHANGE ACT OF 1934

References to “we,” “us,” or “our” and the “Company” herein refer to First Community Corporation, a South Carolina corporation.

This summary does not purport to be complete and is subject to and qualified in its entirety by reference to our restated articles of incorporation, as amended (“articles”), and our amended and restated bylaws (“bylaws”), each of which is incorporated herein by reference as an exhibit to our Annual Report on Form 10-K filed with the Securities and Exchange Commission of which this Exhibit 4.1 is a part. We encourage you to read our articles and bylaws, which are incorporated herein by reference, and the applicable provisions of the South Carolina Business Corporation Act.

General

The authorized capital stock of the Company consists of 20,000,000 shares of common stock, par value $1.00 per share, and 10,000,000 shares of preferred stock, par value $1.00 per share, the rights and preferences of which may be designated as the board of directors may determine. As of December 31, 2019, we had 7,440,026 shares of common stock outstanding. There were no outstanding options as of December 31, 2019. However, as of December 31, 2019, we had the ability to issue 111,049 shares of common stock pursuant to options and restricted stock that may be granted in the future under our existing equity compensation plans. As of December 31, 2019, we had no shares of preferred stock issued and outstanding.

Pursuant to the provisions of the South Carolina Business Corporation Act, any outstanding shares of capital stock of the Company reacquired by it would be considered authorized but unissued shares. The authorized but unissued shares of our common stock and preferred stock are available for general purposes, including, but not limited to, the possible issuance as stock dividends, use in connection with mergers or acquisitions, cash dividend reinvestments, stock purchase plans, public or private offerings, or our equity compensation plans. Except as may be required to approve a merger or other transaction in which additional authorized shares of common stock would be issued, no shareholder approval will be required for the issuance of those shares.

Common Stock

General

Each share of common stock has the same relative rights as, and is identical in all respects to, each other share of common stock. All outstanding shares of our common stock are fully paid and nonassessable. Our common stock is listed on The NASDAQ Capital MarketTM under the symbol “FCCO”.

Voting Rights

Holders of common stock are entitled to one vote per share on all matters on which the holders of common stock are entitled to vote, including the election of directors. The holders of our common stock possess exclusive voting power, except as otherwise provided by law or by articles of amendment establishing any series of our preferred stock.

Holders of our shares do not have any cumulative voting rights, which means the holders of a majority of the votes cast by our common shareholders can elect all of the directors then standing for election by the common shareholders. When a quorum is present at any meeting, questions brought before the meeting will be decided by the vote of the holders of a majority of the shares present and voting on such matter, whether in person or by proxy, except when the meeting concerns matters requiring the vote of a greater number of affirmative votes under applicable South Carolina law or our articles. Our articles and bylaws include certain provisions that may limit shareholders’ ability to effect a change in control as described under the section below entitled “Anti-Takeover Effects.”

Dividends, Liquidation and Other Rights

Holders of shares of our common stock are entitled to receive such dividends as may from time to time be declared by the board of directors out of funds legally available for distribution, subject to compliance with limitations imposed by law. If we issue preferred stock, the holders of such preferred stock may have priority over the holders of common stock with respect to dividends.

In the event of a liquidation, dissolution, or winding-up of the Company, holders of common stock are entitled to share equally and ratably in the assets of the company, if any, remaining after the payment of all debts and liabilities of the company and the liquidation preference of any outstanding preferred stock.

Common shareholders do not have preemptive, conversion, redemption, or sinking fund rights. Our board of directors may issue additional shares of our common stock or rights to purchase shares of our common stock without the approval of our shareholders.

Preferred Stock

Our articles provide that the board of directors is authorized, without further action by the holders of the common stock, to provide for the issuance of shares of the preferred stock in one or more classes or series and to fix the designations, preferences, and other rights and restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption price, and liquidation preference, and to fix the number of shares to be included in any such classes or series. Any preferred stock so issued may rank senior to the common stock with respect to the payment of dividends and amounts upon liquidation, dissolution, or winding-up. In addition, any such shares of preferred stock may have class or series voting rights. Issuances of preferred stock, while providing us with flexibility in connection with general corporate purposes, may, among other things, have an adverse effect on the rights of holders of common stock, and in certain circumstances such issuances could have the effect of decreasing the market price of the common stock.

The creation and issuance of any class or series of preferred stock, and the relative designations, preferences, and other rights and restrictions thereof, if and when established, will depend on, among other things, our future capital needs, then existing market conditions and other factors that, in the judgment of our board of directors, might warrant the issuance of preferred stock.

No shares of preferred stock are issued and outstanding as of December 31, 2019, and we have no present plans to issue any preferred stock.

Anti-Takeover Effects

The provisions of our articles and bylaws and the South Carolina Business Corporation Act summarized in the following paragraphs may have anti-takeover effects and may delay, defer, or prevent a tender offer or takeover attempt that a shareholder might consider to be in such shareholder’s best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders, and may make removal of management more difficult. Several of these provisions are designed to encourage persons seeking to acquire control of us to negotiate with our board of directors. We believe that, as a general rule, the interests of our shareholders would be best served if any change in control results from negotiations with our board of directors.

The following description of certain provisions of our articles and bylaws that may have anti-takeover effects is a summary only and is subject to, and qualified by reference to, applicable provisions of our articles and bylaws as well as applicable provisions of the South Carolina Business Corporation Act.

Authorized but Unissued Stock. The authorized but unissued shares of common stock will be available for future issuance without shareholder approval. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions, and employee benefit plans. The existence of authorized but unissued and unreserved shares of common stock and preferred stock may enable the board of directors to issue shares to persons friendly to current management, which could render more difficult or discourage any attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise, and thereby protect the continuity of the company’s management.

Supermajority Voting Requirements. Our articles require the affirmative vote of the holders of at least two-thirds of the outstanding shares of common stock entitled to vote to approve any merger, consolidation, or sale of the company or any substantial part of the Company’s assets.

Number of Directors. Our articles and bylaws provide that the number of directors shall be fixed from time to time by resolution by at least a majority of the directors then in office, but may not consist of fewer than nine nor more than 25 members.

Classified Board of Directors. Our articles and bylaws divide the board of directors into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the board of directors will be elected at each annual meeting of shareholders. The classification of directors, together with the provisions in our articles and bylaws described below that limit the ability of shareholders to remove directors and that permit the remaining directors to fill any vacancies on the board of directors, will have the effect of making it more difficult for shareholders to change the composition of the board of directors. As a result, at least two annual meetings of shareholders may be required for the shareholders to change a majority of the directors, whether or not a change in the board of directors would be beneficial and whether or not a majority of shareholders believe that such a change would be desirable.

Number, Term, and Removal of Directors. We currently have 12 directors, but our bylaws authorize this number to be increased or decreased by our board of directors. Our directors are elected to three year terms by a plurality vote of our shareholders. Our bylaws provide that shareholders may remove a director without cause upon the approval of the holders of two-thirds of the shares entitled to vote in an election of directors. Our bylaws provide that all vacancies on our board may be filled by a majority of the remaining directors for the unexpired term.

Advance Notice Requirements for Shareholder Proposals and Director Nominations. Our bylaws establish advance notice procedures with regard to shareholder proposals and the nomination, other than by or at the direction of the board of directors or a committee thereof, of candidates for election as directors. These procedures provide that the notice of shareholder proposals and shareholder nominations for the election of directors at any meeting of shareholders must be made in writing and delivered to the secretary of the Company no later than 90 days prior to the meeting. We may reject a shareholder proposal or nomination that is not made in accordance with such procedures.

Nomination Requirements. Pursuant to our bylaws, we have established certain nomination requirements for an individual to be elected as a director, including, but not limited to, that the nominating party provide (i) notice that such party intends to nominate the proposed director; (ii) the name of and certain biographical information on the nominee; and (iii) a statement that the nominee has consented to the nomination. The chairman of any shareholders’ meeting may, for good cause shown, waive the operation of these provisions. These provisions could reduce the likelihood that a third party would nominate and elect individuals to serve on the board of directors.

Business Combinations with Interested Shareholders. We are subject to the South Carolina business combination statute, which restricts mergers and other similar business combinations between public companies headquartered in South Carolina and any 10% shareholder of the company. The statute prohibits such a business combination for two years following the date the person acquires shares to become a 10% shareholder unless the business combination or such purchase of shares is approved by a majority of the company’s outside directors. The statute also prohibits such a business combination with a 10% shareholder at any time unless the transaction complies with the Company’s articles and either (i) the business combination or the shareholder’s purchase of shares is approved by a majority of the company’s outside directors, (ii) the business combination is approved by a majority of the shares held by the company’s other shareholders at a meeting called no earlier than two years after the shareholder acquired the shares to become a 10% shareholder; or (iii) the business combination meets specified fair price and form of consideration requirements.